REVOLUTIONS MEDICAL CORPORATION
670 MARINA DRIVE, 3RD FLOOR
CHARLESTON. SC 29492

October 7, 2011

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Form 10-K for the year ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 0-28629

Dear Mr. Vaughn,

By letter dated September 28, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (the “Company,” “we,” “us” or “our”) with its comments to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, originally filed on March 31, 2011, and subsequently amended on September 16, 2011, and (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, originally filed on August 15, 2011, and subsequently amended on August 19, 2011, and September 16, 2011, respectively.  We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2010

General

1. We note your response to prior comment 3.  Please note that the filing of an amended Form 10-K does not absolve you from your obligation to file an Item 4.02 Form 8-K.  Refer to Question 1 in the SEC Frequently Asked Questions Regarding Current Report on Form 8-K dated November 23, 2004 available at http://www.sec.gov/divisions/corpfin/form8kfaq.htm. We reissue our prior comment.

RESPONSE: Based upon the Commission’s guidance re: frequently asked questions to Form 8-K, the Company plans to file a Form 8-K under Item 4.02., for non-reliance on previously issued financial statements, promptly after such time that the Company is able to determine which periods’ financial statements should not be relied upon.

2. We note your response to prior comment 5.  Given that your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 do not accurately reflect the proper accounting for your convertible notes, please explain to us why an amendment to this information is not necessary.

RESPONSE: The Company considers the change due to the correction in the treatment of the convertible debt immaterial on the March 31, June 30 and September 30, 2010 quarterly financial statements.  Below is a summary detailing the changes that occurred each quarter from the convertible debt agreements.  The Company feels that due to the time period that has passed since these financial statements were issued, the amount of the proposed change, as well as the fact that the changes in these periods were included on the Company’s Form 10/K-A that was recently filed with the Commission, we believe that a reasonable person’s judgment would not be changed if these financial statements were restated.

•
For the Form 10-Q filing for the quarter ended March 31, 2010, the effect of the changes would be as follows: current liabilities would be reduced by $19,537 and a gain from fair value of embedded derivatives for this same amount would be recognized.  An interest expense for $9,065 would be recognized for the amortization of the debt discount.

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For the Form 10-Q filing for the quarter ended June 30, 2010, the effect of the changes would be as follows: current liabilities would be reduced by $21,742 and a gain from fair value of embedded derivatives for $2,206 would be recognized.  An interest expense for $47,122 would be recognized for the amortization of the debt discount.

•
For the Form 10-Q filing for the quarter ended September 30, 2010, the effect of the changes would be as follows: current liabilities would be reduced by $10,800 and a loss from fair value of embedded derivatives for $10,942 would be recognized.  An interest expense for $58,545 would be recognized for the amortization of the debt discount.

Form 10-Q for the quarter ended June 30, 2011

Item 1. Financial Statements, page 3

3. We note from your response to prior comment 6 that you during the second quarter of 2011 you determined that you had the ability to sell the RevVac safety syringe and therefore no longer consider yourself a development stage entity.  Given that it appears that you have not generated any significant revenues from your operations, please explain to us how you concluded that you were no longer a development stage entity as of June 30, 2011.  Refer to the definition of a development stage entity in FASB ASC section 915-20.

RESPONSE: The Company plans to file an amended Form 10-Q for the quarter ended June 30, 2011 to properly reflect the development stage status of the Company.

Very Truly Yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer